Exhibit 10.1

CONFIDENTIAL

December 2, 2013

Dear Stephen:

It is with great pleasure that I confirm our offer of employment with Office Depot. We are looking forward to having you as part of our team.

This letter confirms the details of the offer, which are set forth below. Please note that this offer is contingent upon the satisfactory outcome of both a drug screen and background investigation, including accurate representation of academic degrees and prior work experience. This conditional offer is also contingent upon the signing of a non-compete agreement, which is enclosed, and verification of all data contained in your submitted resume. This offer will be considered rescinded if not accepted within ten (10) days hereof.

Position: EVP, Chief Financial Officer, reporting directly to the Chairman and Chief Executive Officer. In this role, you will have such duties, authority and responsibilities as determined from time to time by the Chief Executive Officer (“CEO”), which duties, authority and responsibilities shall be customary for persons occupying such positions in companies of like size and type.

Office Depot acknowledges and agrees that, pursuant to your existing consulting agreement with The Wendy’s Company and subject to approval by the CEO, you may provide consulting activities to The Wendy’s Company through January 1, 2014. Office Depot further acknowledges and agrees that you may continue your role as a member of the board of directors of Hanger, Inc.

Base Salary: Annual base salary of $750,000, payable in substantially equal installments in accordance with Office Depot’s standard payroll practices for base salary for executives (such base salary as it may be increased from time to time, “Base Salary”).

Initial Performance Bonus: You will be eligible to receive a lump sum cash initial performance bonus of up to $500,000 with the actual amount of the Initial Performance Bonus to be determined by the Compensation Committee of the Board (the “Compensation Committee”), taking into consideration the recommendation of the CEO, based upon your achievement, prior to December 31, 2013, of the performance objectives that follow: (i) progress on the selection of the Finance team; and; (ii) progress on the development of a company budget for 2014. The Compensation Committee, taking into consideration the recommendation of the CEO, shall make a good faith determination of the achievement of the foregoing objectives on or before March 15, 2014, and shall cause such Initial Performance Bonus, if any, to be paid to you not later than March 15, 2014. You must be employed by Company on March 15, 2014 in order to be eligible for the Initial Performance Bonus.

Location: Corporate Headquarters, TBD (the “Post-Business Combination Headquarters”).

Start Date: December 2, 2013.

Next Performance Review: Performance reviews for the previous calendar year are conducted annually in or around March. You will be eligible for an annual performance review and a merit-performance-based Base Salary increase in April 2015.

Bonus Eligibility: For each calendar year commencing on or after January 1, 2014, you shall have the opportunity to earn an annual bonus (the “Annual Bonus”) equal to 85% of your Base Salary (the “Target Bonus”), as in effect at the beginning of the applicable calendar year, based on achievement of annual target performance goals established by the Board or the Compensation Committee; provided that, if you achieve superior performance goals established by the Board or the Compensation Committee, then you shall be eligible to receive a bonus award up to 200% of Target Bonus (i.e., 170% of Base Salary). No Annual Bonus shall be payable with respect to calendar year 2013. The Annual Bonus for any particular calendar year, if any, will be paid by March 15 of the following calendar year. Any bonus payable under the Plan for 2014 will be paid in 2015, no later than March 15, 2015, in accordance with the Plan’s terms, as may be amended from time to time.

Car Allowance: You will be eligible to participate in Office Depot’s Executive Car Allowance Program in accordance with its terms, as the terms may be amended from time to time (currently, a bi-weekly car allowance of $600.00).

Vacation: You will be eligible for vacation in accordance with the terms of Office Depot’s vacation policy, as the terms may be amended from time to time (currently, 4 weeks of vacation per year).

Relocation/Legal Fees: You will be eligible to participate in the corporate relocation program. Please refer to the enclosed brochure for information on the benefits available. The Company shall pay or you shall be reimbursed for your legal fees incurred in negotiating and entering into this offer letter and related agreements and amendments up to a maximum of $20,000.

Benefits: You will be eligible to participate in the Company’s benefits programs in accordance with their terms, as the terms may be amended from time to time. Participation in the Company’s benefits programs will be on a basis no less favorable than is provided to other similarly situated executive officers of the Company, including with respect to business/travel expense reimbursement and indemnification pursuant to the Company’s bylaws. Information regarding the Company’s benefits programs is enclosed. Assuming you commence employment on December 2, 2013, your 30-day benefits eligibility waiting period (to the extent applicable for certain benefits) will end January 1, 2014.

Long-Term Incentive Plan/Equity Compensation: You will be eligible to participate in the equity plan(s) of Office Depot, Inc. and/or OfficeMax, Inc. (the “Plans”), as applicable (or any successor plan or program) in accordance with each Plans’ terms, as the terms may be amended from time to time, at a level commensurate with your position at the time of grant. The specific number, type and value of stock-based awards are determined by the Compensation Committee.

(a) In consideration of your entering into this letter and as an inducement to join the Company, effective as of your date of hire (the “Grant Date”), the Company will award you, pursuant to the Plans, as applicable, five hundred thousand (500,000) non-qualified stock options and 80,000 restricted stock units. The 500,000 non-qualified stock options will vest and expire as set forth in the attached award agreement and will have an exercise price equal to the closing sale price of the stock on the Grant Date of such award, as reported on the New York Stock Exchange Composite Tape or such other source as the Board of Directors or the Compensation Committee deems reliable, or if no such reported sale of the stock shall have occurred on that date, on the last day prior to that date on which there was such a reported sale. The 80,000 restricted stock units will vest and expire as set forth in the attached award agreement. The terms and conditions of such award of stock options and restricted stock units shall be governed by the terms and conditions of the applicable Plan and the applicable award agreements.

(b) With respect to calendar year 2014, and pursuant to the Plan, the Company shall make an award to you of restricted stock units having an aggregate grant date value of $800,000. Such award shall be made by the Company on the Grant Date. The number of restricted stock units to be awarded pursuant to such award shall be based on the closing sale price of the Company stock as reported on the New York Stock Exchange Composite Tape or such other source as the Board of Directors or the Compensation Committee deems reliable on the Grant Date, or if no such reported sale of the stock shall have occurred on that date, on the last day prior to that date on which there was a reported sale. The terms and conditions, including vesting, of such award of restricted stock units shall be governed by the terms and conditions of the applicable Plan and the applicable award agreement, which will be provided to you following the Grant Date.

(c) With respect to calendar year 2014, and pursuant to the applicable Plan, the Company shall make an award to you of target performance share units having an aggregate Grant Date “fair value” of $800,000. Such award shall be made by the Company on the Grant Date. The number of target performance share units to be awarded pursuant to such award shall be based on the “fair value” of Company’s stock on the date of such award with such “fair value” to be determined in accordance with the terms of such Plan and generally accepted accounting principles. Your receipt of such performance share units shall be subject to the achievement, during the performance period, of the performance objectives and other objectives specified by the Compensation Committee in the award at the time the award is made or other such date not later than 90 days after the Grant Date. The terms and conditions, including vesting, of such award of performance share units shall be governed by the terms and conditions of the applicable Plan and applicable award agreement, which will be provided to you following the Grant Date.

(d) Beginning in calendar year 2015, you will be eligible to receive equity awards on a basis no less favorable than is provided to other similarly situated executive officers of the Company, to the extent consistent with applicable law and the terms of the applicable employee benefit plans. The value of such awards shall be determined by the Compensation Committee in its sole discretion.

Non-Compete Agreement: For and in consideration of the above compensation terms, the sufficiency of which you acknowledge by your acceptance of employment, enclosed is an important document, which requires your execution – the Associate Non-Competition, Confidentiality and Non-Solicitation Agreement. Please return this document within ten (10) days hereof (a return envelope has been provided for your convenience). Your offer for employment is also conditioned upon your representation that you do not have any post-employment obligations (contractual or otherwise) that would limit in any respect your employment with Office Depot and your contemplated duties or otherwise subject Office Depot to liability for breach of any such obligations. Your acceptance of employment shall constitute your affirmation of the foregoing representation.

Employment at Will/Severance: All employment with Office Depot is at will, and nothing herein shall be construed to constitute an employment agreement or deemed a guarantee of continued employment. In the event that you are involuntarily terminated by the Company without “Cause” or voluntarily terminate with “Good Reason”, as those terms are defined below, Office Depot will pay to you, less applicable taxes and other deductions required by law, the sum of (i) 18 months of your Base Salary at the rate in effect on the date of your employment termination, (ii) 18 times the difference between Office Depot’s monthly COBRA charge on your date of employment termination for the type of Company-provided group health plan coverage in effect for you on that date and the applicable active employee charge for such coverage, and (iii) a pro-rata bonus calculated based on actual performance under Office Depot’s annual bonus plan for Office Depot’s fiscal year in which the employment termination occurs, with proration based on the number of days of employment you complete in Office Depot’s fiscal year in which the employment termination occurs relative to the total number of days in such fiscal year. Payment due under (iii), if any, will be made at the same time as payments are made to other active participants in the annual bonus plan following determination of actual performance by the Compensation Committee. Office Depot must deliver to you a customary release agreement (the “Release”) within seven days following the date of your employment termination. As a condition to receipt of the severance benefits specified in this section, you must (A) sign the Release and return the signed Release to Office Depot within the time period prescribed in the Release (which will not be more than 45 days after Office Depot delivers the Release to you), and (B) not revoke the Release within any seven-day revocation period that applies to you under the Age Discrimination in Employment Act of 1967, as amended; the total period of time described in (A) and (B) above is the “Release Period.” Office Depot will pay the severance benefits specified in this section to you in a lump sum on the 60th day following the date of your employment termination. In the event you decline or fail for any reason to timely execute and deliver the Release or you revoke the Release, then you will not be entitled to the severance benefits specified in this section. Unless otherwise agreed to in writing by Office Depot, the severance benefits specified in this section shall be in lieu of any severance payment or benefit under any Office Depot severance plan, policy, program or practice (whether written or unwritten) and, therefore, such severance benefits shall be the exclusive source of any severance benefits. The severance benefits specified in this section are not subject to mitigation or offset of future or potential earnings. Following termination, earned but unpaid compensation (i.e., salary and any earned but unpaid bonus for the prior year if such termination occurs after the applicable service period ends and prior to the payment date) and unreimbursed business expenses will be paid in the normal course and payment is not contingent upon the execution and non-revocation of a Release.

For purposes of this section, “Cause” shall mean:

(a)	your willful failure to perform your material duties (other than any such failure resulting from incapacity due to physical or mental illness);

(b)	your willful failure to comply with any valid and legal directive of the CEO;

(c)	your engagement in dishonesty, illegal conduct or misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(d)	your embezzlement, misappropriation or fraud, whether or not related to your employment with the Company;

(e)	your conviction of or plea guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

(f)	your willful violation of a material policy of the Company;

(g)	your willful unauthorized disclosure of confidential information (within the meaning of the confidentiality covenant that you were required to sign as a condition of your employment with the Company); or

(h)	your material breach of any material obligation under any written agreement between you and the Company.

Termination of your employment shall not be deemed to be for Cause unless and until the Company delivers to you a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the Board of Directors of the Company, finding that you are guilty of the conduct described in (a) – (h) above, after having afforded you a reasonable opportunity to appear (with counsel) before the Board of Directors. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, you shall have thirty (30) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided, however, that if the Company reasonably expects irreparable injury from a delay of thirty (30) business days, the Company may give you notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of your employment without notice and with immediate effect. For purposes of this section, no act or failure by you shall be considered “willful” if such act is done by you in the good-faith belief that such act is or was in the best interests of the Company or one or more of its businesses.

For purposes of this section, “Good Reason” shall mean the occurrence of any of the following, in each case during your employment without your written consent:

(a)	a material reduction in your Base Salary;

(b)	a material reduction in your Target Bonus opportunity;

(c)	a relocation of your principal place of employment (which for purposes of this section (c) shall be the Post-Business Combination Headquarters) by more than 50 miles;

(d)	any material breach by the Company of any material provision of this offer letter;

(e)	the Company’s failure to obtain an agreement from any successor to the Company to assume and agree to perform this offer letter in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; or

(f)	a material diminution in your title, authority, duties or responsibilities (other than temporarily while you are physically or mentally incapacitated).

You cannot terminate your employment for Good Reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within ninety (90) days of the initial existence of such grounds and Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for Good Reason within one hundred and eighty (180) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate for Good Reason with respect to such grounds.

Change in Control Agreement: In addition, following your start date, you will be provided a Change in Control Agreement which provides for severance in the event that you are involuntarily terminated without “Cause” or voluntarily terminate with “Good Reason” following a Change in Control, as defined therein.

Tax Treatment: This letter will be construed and administered to preserve the exemption from Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance thereunder (“Section 409A”) of payments that qualify as short-term deferrals pursuant to Treas. Reg. §1.409A-1(b)(4) or that qualify for the two-times compensation exemption of Treas. Reg. §1.409A-1(b)(9)(iii). For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. With respect to other amounts that are subject to Section 409A, it is intended, and this letter will be so construed, that any such amounts payable under this letter and Office Depot’s and your exercise of authority or discretion hereunder shall comply with the provisions of Section 409A so as not to subject you to the payment of interest and additional tax that may be imposed under Section 409A. As a result, with respect to any amount that is subject to Section 409A (i) references to your termination of employment shall be deemed references to your “separation from service” within the meaning of Treas. Reg. §1.409A-1(h), and (ii) in the event you are a “specified employee” within the meaning of Treas. Reg. §1.409A-1(i) on the date of your separation from service (with such status determined by Office Depot in accordance with rules established by Office Depot in writing in advance of the “specified employee identification date” that relates to the date of your separation from service or in the absence of such rules established by Office Depot, under the default rules for identifying specified employees under Treas. Reg. §1.409A-1(i)), any amount that is payable to you in connection with your separation from service shall be paid six months after such separation from service (if you die after the date of your separation from service but before a payment has been made, such payment will be paid to your estate without regard to such six-month delay). You acknowledge and agree that Office Depot has made no representation to you as to the tax treatment of the compensation and benefits provided pursuant to this letter and that you are solely responsible for all taxes due with respect to such compensation and benefits.

Clawback Provisions: Any incentive-based compensation or other amounts paid to you pursuant to any and all agreements or arrangements with the Company will be subject to clawback under any Company clawback policy that is uniformly applicable to similarly situated executive officers of the Company (including any such policy adopted by the Company pursuant to applicable law, government regulation or stock exchange listing requirement).

Miscellaneous: The Company agrees to maintain D&O insurance for your benefit during your employment and for a period of at least six years thereafter. The coverage and policy limits applicable to you will be no less favorable than those in effect for other similarly situated executive officers of the Company. In addition, the Company will provide indemnification and advance legal fees in accordance with its bylaws. A copy of the relevant bylaw provision is attached.

Office Depot is required to verify your eligibility to work in the United States. Accordingly, on your first day of work at Office Depot, you must complete an Employment Eligibility Verification Form and provide original documentation establishing your identity and employment eligibility. The List of Acceptable Documents for this purpose is enclosed for your reference.

If you fail to provide the necessary documentation to establish your identity and eligibility to work in the United States by the close of business of your second day of work, you will not be permitted to work at Office Depot.

Enclosed is the Drug Test Chain of Custody form you must take to the lab. This lab will fill out the form for you. Be sure to take a photo ID with you.

Call LexisNexis at 800-9394782 and provide your zip code in order to ascertain the collection site that is most convenient for you. Please let LexisNexis know that you have a Quest Diagnostics lab sheet in order to be directed to the correct lab.

Stephen, we are excited to have you join management as EVP, Chief Financial Officer. I look forward to your response as soon as practicable.

Sincerely,

/s/ Roland C. Smith
Roland C. Smith
Chairman and Chief Executive Officer

Agreed and Accepted by:

/s/ Stephen E. Hare	December 2, 2013
Stephen E. Hare	Date